Exhibit 4.1

March 27, 2013

VIA E-MAIL AND FAX TO 212-751-8822

Hale Capital Partners, LP HCP-ROBO, LLC c/o Hale Capital Management, LP 570 Lexington Avenue, 49th Floor New York, NY 10022 Attention: Martin Hale

Re:	Preferred Stock

Dear Sirs:

Reference is hereby made to (i) that certain Registration Rights Agreement dated as of September 4, 2012 by and between Adept Technology, Inc., a Delaware corporation ("Adept" or the “Company”), and the investor listed on the signature page attached thereto (the "RRA") and (ii) the Company's Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the "CoD").

We would appreciate your agreement that:

(i)           Adept's requirement to use all commercially reasonable efforts to file the Initial Registration Statement (as defined in the RRA) with the Unites States Securities and Exchange Commission (the "SEC") as soon as practicable but in no event later than the Initial Filing Deadline, as provided in Section 2(a) of the RRA, is waived;

(ii)           the definition of "Initial Effectiveness Deadline" in Section 1(o) of the RRA be amended and restated to provide, as follows:

"Initial Effectiveness Deadline" means, subject to Section 3(r), the date which is the earlier of (A) (i) in the event that the Initial Registration Statement is not subject to a full review by the SEC, thirty (30) calendar days after the earlier of the Initial Filing Date and the Extended Initial Filing Deadline or (ii) in the event that the Initial Registration Statement is subject to a full review by the SEC, ninety (90) calendar days after the Extended Initial Filing Deadline ."

(iii)           a new definition for "Extended Initial Filing Deadline" be inserted immediately following clause (l) of Section 1 of the RRA, as follows:

"Extended Initial Filing Deadline" means the date that is five (5) Business Days immediately following the effective date of that certain  Letter Agreement by and among the Company, Hale Capital Partners, LP, Hale Capital Management, LP and HCP-ROBO, LLC (collectively, "Hale") regarding  the Company's obligations pursuant to this Agreement.

In consideration for your agreement to the foregoing, Adept agrees:

(x)           it waives and will not exercise its rights of Mandatory Conversion as set forth in Section 2(d) of the CoD prior to the date that is N (as defined below) calendar days immediately following the first (1st) anniversary of the Issuance Date (as defined in the CoD), and it accordingly further agrees to waive the adjustment of each applicable percentage in the definition of   "Applicable Percentage" set forth in clause (a) of Annex I attached to the CoD for a period of N calendar days from the date set forth in the definition prior to which the previously stated percentage in the definition of  “Applicable Percentage” shall remain in effect  (with the effect as if the definition stated: "Applicable Percentage" means until N calendar days after the second (2nd) anniversary of the Issuance Date, 200%, thereafter until N calendar days after the third (3rd) anniversary of the Issuance Date, 175%, and thereafter, 150%, whereby "N" means the number of calendar days (inclusive) between the Initial Filing Deadline and the Initial Filing Date.);

(y)           it waives and will not exercise its rights to issue an Installment Notice (as defined in the CoD) pursuant to Section 4 of the CoD requiring a Company Conversion or Company Redemption (each, as defined in the CoD) prior to the date that is N calendar days after the date that is eighteen (18) months immediately following the Issuance Date; and

(z)           it waives and will not exercise its rights to claim any Installment Amount as a Deferral Amount (each, as defined in the CoD)  prior to the date that is N calendar days after the date that is eighteen (18) months immediately following the Issuance Date.

As used herein, "N" means the number of calendar days (inclusive) between the Initial Filing Deadline and the Initial Filing Date (each, as defined in the RRA).

The waivers, agreements and amendments contained in this letter agreement are conditioned on Adept filing the Initial Registration Statement with the SEC by the Extended Initial Filing Deadline (as defined in clause (iii) above). If the Initial Registration Statement is not filed with the SEC by the Extended Initial Filing Deadline, then this letter agreement will be null and void.

Except as modified by the provisions hereof, each of the Transaction Documents (as defined in the CoD) will remain in full force and effect in accordance with its terms and this letter agreement will be deemed to be a Transaction Document.

The Company shall promptly pay the legal fees and expenses of Schulte Roth & Zabel LLP incurred by Hale in connection with this letter agreement by wire transfer of U.S. dollars and immediately available funds in accordance with the written instructions of Schulte Roth & Zabel LLP delivered to the Company.

This letter agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

If any provision of this letter agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this consent so long as this consent as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

This letter agreement shall be governed and construed in accordance with the laws of the State of New York applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.  This letter agreement may only be amended, modified and supplemented by written agreement of the parties hereto.

Your execution and delivery of this Letter Agreement certifies that the signatory entities set forth below constitute all of the Holders (as defined in the CoD).

If acceptable, please sign below and return to me. Thank you for working with us during these alignment efforts.

Sincerely,

/s/ Michael Schradle

Michael Schradle
Chief Financial Officer

Agreed and Acknowledged:

HALE CAPITAL MANAGEMENT, LP

By:	Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
	Name:	Martin M. Hale, Jr.

	Title:	Chief Executive Officer Date: March 27, 2013

HALE CAPITAL PARTNERS, LP for itself and as sole member of HCP-ROBO, LLC

By:	Hale Fund Partners, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
	Name:	Martin M. Hale, Jr.

	Title:	Managing Member Date: March 27, 2013

CC: Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York  10022
Telephone:	(212) 756-2000
Facsimile:	(212) 593-5955
Attention:	Eleazer Klein, Esq.
E-mail:	eleazer.klein@srz.com